Exhibit 99.1

Beamr Issues Annual CEO Letter to Shareholders: Highlighting 2024 Achievements and 2025 Strategy - Capitalizing on Market Validation

In 2025, Beamr plans to leverage the strong market validation it has gained in numerous meetings with prospective customers across key target markets, as well as participation in major events with industry leaders

Herzliya, Israel, March 04, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

As we look toward a promising and exciting year ahead, I am proud to reflect on Beamr’s achievements throughout 2024, including our financial results and strong cash position for 2024, our recent accomplishments so far in Q1 2025, and look forward to our plans for Q2 2025. We believe that during 2025, Beamr will capitalize on the significant validation it has created in 2024 and convert prospects in the sales funnel into significant revenue growth in the next quarters.

2024 Highlights

Beamr Cloud and AI workflows

On February 20, 2024, we launched the Beamr Cloud SaaS solution, which enables high-efficiency, high-quality and scalable video processing at attractive pricing. Our new video cloud service, accelerated by GPUs, offers more capabilities than we initially expected, which include easy and cost-effective video standards modernization from AVC to HEVC and AV1.

Following the launch of Beamr Cloud, throughout the year, we continued to strengthen our relationships with industry leaders, such as NVIDIA, to highlight the benefits and features of using our technology in real time with AI video workflows.

In Q2 2024, we successfully executed on our product development plan, and the first AI video capabilities were integrated into Beamr Cloud. The AI video enhancements allow automatic caption and transcription generation for videos in multiple languages. Incorporating these AI features was a first step in augmenting Beamr Cloud with cutting-edge services.

We incorporated customer feedback by enhancing Beamr Cloud’s core functionality, making it ready for adoption at scale, which includes:

●	Giving users more control over the compression process using custom presets; and

●	Adding packaging for streaming.

Furthermore, we plan to continue introducing improvements to Beamr Cloud, making it easier to use and allow customers higher configurability and flexibly using the service.

Collaborations with Industry Giants

In 2024, Beamr highlighted its market presence by participating in eight leading trade shows and conferences, including ACM Mile High Video, GTC, NAB, SIGGRAPH, Oracle CloudWorld, IBC ,Demuxed and AWS re:Invent.

In IBC, Beamr showcased a demo of live video optimization at 4K and up to 60 frames per second (4Kp60). In SIGGRAPH, we presented with Oracle Cloud Infrastructure (OCI) an optimized production of large, high-quality, high-resolution videos rendered from 3D design.

During these events, Beamr executives delivered high-impact presentations to hundreds of industry professionals, showcasing our innovative technology and expanding SaaS solutions. Furthermore, we held over 100 face-to-face meetings with existing and prospective customers. These efforts focused on differentiating Beamr in the video market and highlighting the value of our high-quality, high-efficiency, GPU-accelerated SaaS offerings to key and prospective customers in emerging markets, such as Media & Entertainment, User-Generated content and Internet-of-Things.

Oracle Cloud Infrastructure (OCI)

Beamr Cloud was launched on OCI in June 2024. OCI is the second cloud service that provides to its customers Beamr’s GPU-based video optimization services, following AWS.

David Hicks, Oracle’s group vice president, Worldwide ISV Cloud Business Development commented: “Beamr’s commitment to innovation with the Oracle Cloud and quality execution helps our mutual customers receive cloud-enabled, automated, and scalable video processing solutions ready to meet critical business needs.”.

The collaboration with OCI has opened up access to customers of both companies to the newest generation of GPUs, and preliminary testing showed the potential for increased video processing speed by up to 30%. Alongside the enhanced service on a second cloud platform, Beamr has achieved “Powered by Oracle Cloud Expertise” status and was chosen as one of OCI’s AI innovators.

Fundraising Activities

Following our initial public offering on Nasdaq in March 2023, in February 2024, we raised gross proceeds of $13.8 million in an underwritten offering. At the end of 2024, we had $16.4 million in cash and cash equivalents.

2025: Capitalizing on Market Validation and Materializing the Sales Funnel into Significant Revenues

Market Validation: Amazon Web Services - ISV Accelerate

In Q1 2025, Beamr joined the AWS ISV Accelerate program, a global co-sell initiative for Amazon Web Services (AWS) partners. As an Independent Software Vendor (ISV) in the program, Beamr demonstrates strong alignment with AWS’s go-to-market strategies and initiatives. Beamr had progressed from listing on AWS Marketplace to becoming an ISV Accelerate Member in just three months.

In order to achieve the high bar to ISV Accelerate program, Beamr was required to have 10 opportunities with AWS and go through a Foundational Technology Review (FTR), which validates that our solution is well-architected and using best practices specific to our SaaS.

The AWS ISV program offers key benefits to drive visibility and co-selling opportunities. By joining, Beamr can expand sales operations through the AWS sales organization and the AWS Marketplace, driving increased growth for Beamr Cloud - the video optimization service that is seamlessly connected with AWS S3 cloud storage service. For example, AWS Account Managers are eligible for incentives when selling Beamr Cloud through AWS Marketplace. They also gain exposure to ISVs through solution partner recommendation engines.

AI Video Webinar

In January 2025, Beamr hosted a webinar titled: “The Future of AI Video – From Infrastructure to Experience”. The webinar featured Richard Kerris, VP of Media & Entertainment at NVIDIA, Jeffrey Schick, VP Strategic Client Engagement Media & Entertainment at Oracle and myself. The webinar discussed the platforms and technologies that drive the AI video revolution, and explored the opportunities and challenges of AI -powered media content.

Webinar hosted by Beamr about AI video

Keynote to Industry Leaders

In February 2025, Beamr participated in the ACM Mile-High-Video, and I presented a keynote titled: “Is the Future of Video Processing Destined for GPU?”. The ACM Mile-High-Video conference is a flagship video formats and streaming event, held annually in Denver, and organized by engineers and researchers from both industry and academia.

This month, Beamr will participate in NVIDIA GTC 2025, with my session discussing the evolution of video compression and the ability to efficiently enhance videos with AI-driven capabilities in real-time during video transcoding, utilizing GPU acceleration.

CEO Sharon Carmel presenting keynote at ACM Mile-High Video 2025

SaaS planning for 2025 – from Capabilities to Solutions

In 2025, we plan to introduce more solutions, as part of our evolving strategy - to further develop our technology, enhance Beamr Cloud’s video workflows and introduce more AI-driven capabilities. This is all based on the numerous meetings we have conducted with prospective customers, as well as on the events we held and attended by industry leaders providing valuable feedback.

The key target markets we are focused on include:

●	Media & entertainment

●	User-generated content

●	Internet of things - autonomous vehicles, and other machine learning-driven industries; and

All identified markets that rely on video as a core component of their business operations can benefit from our offering of GPU-accelerated, high-quality and AI-driven video pipelines, whether deployed via cloud platforms, such as AWS and OCI, private cloud environments for enterprises, or on-premises infrastructure.

In addition, we plan to continue to advancing our core capabilities and maintain leadership in AI video. Some of the planned core capabilities include:

●	Increasing subjective and objective video quality, and

●	Turning lower resolution videos to high resolution videos using super resolution.

We anticipate a strong year ahead, with expanded participation in top industry events, increased customer and partner collaborations, and a deeper commitment to strategic partnerships.

In just the first two months of 2025, Beamr has taken its partnership with AWS to the next level, to a co-sale level, has hosted industry leading companies in its own event and has been chosen to present its technology and achievements at leading industry conferences. We believe this validation shows the recognition that Beamr has achieved in the market.

The plan for the upcoming quarters and the rest of 2025 is to capitalize on the strong industry recognition and sales pipeline that we have been developing, and we are expecting significant growth in our revenues in 2025 from our existing sales funnel.

2024 Financial Results

Regarding our financial results for 2024:

●	Revenues increased by $0.15 million or 5% to $3.06 million for the year ended December 31, 2024, from $2.9 million for the year ended December 31, 2023. The increase was primarily due to transactions with new customers versus other transactions that were terminated.

●	Cost of revenues increased by $0.14 million to $0.24 million the year ended December 31, 2024, compared to $0.1 million for the year ended December 31, 2023. The increase was primarily due to the amortization of internal-used software costs.

●	Research and development expenses increased by $1.06 million, or 58% to $2.9 million for the year ended December 31, 2024, from $1.8 million for the year ended December 31, 2023. The increase was primarily due to an increase of $0.4 million in salaries, due to increased personnel and an increase of $0.48 million in professional fees due to additional sub-contractors and cloud costs.

●	Selling and marketing expenses increased by $0.31 million, or 88% to $0.67 million for the year ended December 31, 2024, from $0.36 million in 2023. The increase was primarily due to an increase in personnel and an increase in conference costs.

●	General and administrative expenses increased by $0.96 million, or 64% to $2.4 million for the year ended December 31, 2024, from $1.5 million in 2023. The increase was primarily due to increased personnel, increase in professional fees related to public company requirements and increased travel expenses to conferences.

●	Financing expenses, net decreased by $0.3 million, or 141% to ($0.09) million for the year ended December 31, 2024, from $(0.2) million in 2023. The decrease was primarily due to changes in fair value of liabilities offset by interest income on bank deposits.

●	Net loss for the year ended December 31, 2024 was $3.3 million or $0.22 basic net loss per ordinary share, compared to a net loss of $0.7 million, or $0.06 basic net loss per ordinary share, in the year ended December 31, 2023.

●	Beamr ended 2024 with $16.4 million in cash and cash equivalents, compared to $6.1 million as of December 31, 2023.

In closing, 2024 represented a year of significant progress for Beamr as we executed on our plan by releasing and upgrading Beamr Cloud with AI video processes and workflows, participating in top industry events and increasing our customer and partner collaborations. Importantly, with our cash position at the end of 2024, we continue to have the financial flexibility to both accelerate the growth of our existing business and pursue compelling business development opportunities, a process we are actively engaged in.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

A copy of Beamr’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Beamr’s investor relations website at https://www.investors.beamr.com/. Beamr will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at investorrelations@beamr.com.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization and modernization. The company serves top media companies like Netflix and Paramount. Beamr’s inventive perceptual optimization technology (CABR) is backed by 53 patents and won the Emmy® award for Technology and Engineering. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-based video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables video modernization to advanced formats such as AV1 and HEVC, and is ready for video AI workflows. For more details, please visit www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including its expectations for significant revenue growth in 2025. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law. investorrelations@beamr.com

Investor Contact:

investorrelations@beamr.com